Karen Goodwin Work History

Dr. Karen Goodwin has been a Breast Oncology Surgeon at UCSF since 2019. Her focus is breast conservation using oncoplastic techniques, which aim to remove cancer while preserving breast appearance and function. She performs these techniques—including hidden scar methods and nipple-sparing mastectomies—with colleagues in reconstructive surgery. Goodwin earner her medical degree from Touro University College of Osteopathic Medicine. After completing a general surgery residency at MercyOne Des Moines Medical Center, she completed a fellowship in breast surgical oncology at MedStar Washington Hospital Center. Goodwin is a fellow of the American College of Surgeons and a member of the American Society of Breast Surgeons.